Exhibit 1.8

For More Information:

Investor Relations Craig Celek CDC Corporation 212-661-2160 craig.celek@cdccorporation.net	Media Relations Scot McLeod CDC Corporation 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation’s Online Gaming, Mobile Applications and Internet Services Unit, China.com Inc
Forms Strategic Partnership With Google

[Beijing, August 17, 2006] China.com Inc. (“China.com” or “the Company”; Hong Kong Stock Code: 8006), an online game, Mobile Value Added Services and Internet services provider operating principally in China, and a 77 percent-owned subsidiary of CDC Corporation (NASDAQ: CHINA), today announced the formation of a strategic partnership with Google. The proposed partnership will be one of the most comprehensive partnerships between Google and a China Internet portal since Google entered the China market.

Under the agreement, Google will provide search engine technology for China.com to support searches of its English and traditional Chinese content by its users in Greater China. Since its inception as one of China’s first Internet portals, China.com has evolved to become the preferred portal of choice among Chinese professionals. Leveraging on its unique and valuable URL and the attractive demographics of its core user base, China.com has launched a group of websites focused on various countries and regions to help global businesses access the increasing affluent consumers in China, one of the fastest growing consumer markets in the world.

As one of the pioneers among Internet portals in China, China.com has always placed great emphasis on providing the best search technology for its users. The partnership with Google is expected to further enhance the user experience for China.com’s expanding base of domestic and international users, and is another demonstration of the company’s strategy to grow its user base by continuously upgrading its services and introducing new and compelling products. To maximize the benefits of the partnership, China.com and Google will cooperate across several areas including branding, content and advertising operations.

“China.com firmly believes that this partnership between the world’s premier search company and one of China’s leading portals with over 5 million daily users is a perfect fit. By harnessing Google’s innovative technology to China.com’s deep understanding of the China market, we can rapidly expand the user base and generate new revenue opportunities for both companies,” said Dr. Xiaowei Chen, Executive Director and CFO of China.com.

“China is a key area of focus for Google and we are rapidly expanding our presence and operations in this important market. We are excited about our partnership with China.com and we expect our current partnership to bring significant strategic benefits. We are also looking forward to exploring with China.com further areas where our companies cooperate,” said Johnny Chou, President of Sales and Business Development, Greater China for Google.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA — News), please visit www.cdccorporation.net.

About China.com Inc.

China.com Inc. ( HK GEM Stock Code: 8006; website: www.inc.china.com ), a leading Online game, MVAS and Internet services company operating principally in China, and a 77%-owned subsidiary of CDC Corporation, was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Games

CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a wholly owned subsidiary of China.com Inc. CDC Games is one of the market leaders of online and mobile games in China with over 30 million registered users.

About CDC Mobile

CDC Mobile is the wholly owned subsidiary of China.com Inc and is focused on providing MVAS products to subscribers in China.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. CDC Software is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the launch of future products and services, continued expansion and growth of our businesses, potential acquisitions, synergies between our businesses and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to leverage the strategic partnership with Google; (b) the ability to build a broader portfolio of products and services for the users of the portal in China; (c) the ability to attract a new group of online audience for the portal through the creation of new content; (d) the ability to create more country and region specific sites as promotional channels for global businesses entering China; (e) the ability to realize benefits of synergies between the China.com group of companies; and (f) the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise

###